Exhibit 21

NAME	STATE OR COUNTRY OF INCORPORATION
Aaron Investment Company	Delaware
Aaron’s Canada, ULC	Canada
Aaron’s Foundation, Inc.	Georgia
Aaron’s Logistics, LLC	Georgia
Aaron’s Procurement Company, LLC	Georgia
Aaron’s Production Company	Georgia
Aaron’s Strategic Services, LLC	Georgia
Woodhaven Furniture Industries, LLC	Georgia
99LTO, LLC	Georgia
Dent-A-Med, Inc.	Oklahoma
HC Recovery, Inc.	Oklahoma
Progressive Finance Holdings, LLC	Delaware
Prog Leasing, LLC	Delaware